UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Lim Eng Kok	Celine Loh
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107	Page 2 of 7 Pages

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	33,484,582
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	33,484,582
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,484,582
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]*
13.	Percent of Class Represented by Amount in Row (11) 3.84%2
14.	Type of Reporting Person: CO

2
The percentages used herein are calculated based upon 872,473,246 Shares outstanding, which reflects the number of Shares outstanding as of September 30, 2013, as reported in the Issuer's Report on Form 6-K, filed on October 28, 2013.

SCHEDULE 13D

Page 3 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC” or the “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Minister for Trade & Industry	Singapore Citizen
Heng Swee Keat	Ministry for Education 1 North Buona Vista Drive Singapore 138675	Minister for Education	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Minister for Finance	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security & Minister for Home Affairs	Singapore Citizen
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

SCHEDULE 13D

Page 4 of 7 Pages

Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd & Singapore Tourism Board	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Raymond Lim Siang Keat	62 Namly Garden Singapore 267390	Chairman, APS Asset Management	Singapore Citizen
Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen
Loh Boon Chye	50 Collyer Quay #14-01 OUE Bayfront Singapore 049321	Dy President (APAC), BofA Merill Lynch	Singapore Citizen
Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen
Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen
Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

(d) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is hereby incorporated herein by reference.

SCHEDULE 13D

Page 5 of 7 Pages

Item 4.	Purpose of Transaction

On January 22, 2014, Fireflies LLC, a Delaware limited liability company and an affiliate of GIC (“Fireflies”), made an equity commitment to a newly-formed limited partnership investment vehicle (the “Special Purpose Fund”).

The investment advisor to the Special Purpose Fund, Tarpon Gestora de Recursos S.A. (the “Investment Advisor”), along with Tarpon Investimentos S.A. (“TISA”), its sole owner, and José Carlos Reis de Magalhães Neto, the sole portfolio manager of TISA (collectively, the “Tarpon Filers”), have, on January 27, 2014, filed on Schedule 13D to report beneficial ownership of 8.88% of the outstanding Shares. In addition, Abilio Diniz, the chairman of the board of the Issuer, and certain of his affiliates (collectively, “Diniz”) have advised the Reporting Person that they intend to file on Schedule 13D to report beneficial ownership of 2.76% of the outstanding Shares.

In connection with the equity commitment, Fireflies became a limited partner in the Special Purpose Fund.  Stanhore Trading International S.R.L. (“Stanhore”), an affiliate of Diniz, is also a limited partner in the Special Purpose Fund.  The Special Purpose Fund was established for the purpose of investing in the Shares.  The terms of the organizational documents of the Special Purpose Fund limit the number of Shares that may be beneficially owned by the Special Purpose Fund, its limited partners and their respective affiliates, including GIC and Diniz.

The terms of the organizational documents of the Special Purpose Fund provide that the Investment Advisor has full discretionary power to (i) acquire and dispose of all Shares in the Special Purpose Fund, and (ii) vote all Shares in the Special Purpose Fund.  Limited partners of the Special Purpose Fund, including Fireflies and Stanhore, have no power to (i) acquire or dispose of any of the Shares in the Special Purpose Fund, nor (ii) vote any of the Shares in the Special Purpose Fund.  Limited partners of the Special Purpose Fund, including Fireflies and Stanhore, may, upon 61 days prior written notice, request withdrawals from the Special Purpose Fund on certain dates commencing on or after December 31, 2016, or, in certain circumstances, prior to that date, which withdrawals may be made in cash or in Shares.  Withdrawals requested by the limited partners of the Special Purpose Fund in cash may result in a disposition of Shares by the Special Purpose Fund.

The Reporting Person, Diniz and the Tarpon Filers have no agreements or understandings concerning the voting of the Shares beneficially owned by the Reporting Person or that grant any of Diniz or the Tarpon Filers any voting power over the Shares beneficially owned by the Reporting Person.  The Reporting Person, Diniz and the Tarpon Filers have no agreements or understandings of any nature that grant Diniz or the Tarpon Filers any power to acquire or dispose of Shares beneficially owned by GIC.  The Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by Diniz, the Tarpon Filers or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with any of Diniz, the Tarpon Filers or any other person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgement or admission that the Reporting Person or any of its affiliates is the beneficial owner of any of the Shares beneficially owned by Diniz, the Tarpon Filers or any other person, or is a member of a group with Diniz, the Tarpon Filers or any other person, for purposes of Section 13(d) of the Exchange Act or for any other purpose.  The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning Diniz, the Tarpon Filers or any other person contained herein.

The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation or the Issuer’s constitutive documents.

The Reporting Person may, in the course of its investments in the Shares, engage in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

SCHEDULE 13D

Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares	Number of Outstanding Shares2
GIC	33,484,582	3.84%	872,473,246

1.           GIC may be deemed to share power to vote and power to dispose of 27,509,976 Shares beneficially owned by it with the Government of Singapore (“GoS”) and may be deemed to share power to vote and dispose of 5,974,606 Shares beneficially owned by it with the Monetary Authority of Singapore (“MAS”). GIC, GoS and MAS disclaim membership in a group.

2.           This figure reflects the number of Shares reported as outstanding as of September 30, 2013, in the Issuer's Report on Form 6-K, filed on October 28, 2013.

The Reporting Person is filing this Schedule 13D out of an abundance of caution as a result of its investment in the Special Purpose Fund, described in Item 4 herein.

The second and fifth paragraphs of Item 4 are incorporated by reference herein.

(c) The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for all transactions in the Shares or ADS by the Reporting Person within the past sixty days is set forth in Exhibit A.

(d)   This Item 5(d) is not applicable.

(e)   This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

January 29, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

SCHEDULE OF TRANSACTIONS

The following transactions were effected by GIC, or an external fund manager on behalf of GIC, in the open market through a broker.

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
11/25/2013	BRF SA-ADR	SELL	- 89,754	$22.3189
11/26/2013	BRF SA-ADR	BUY	202,866	$22.2627
11/26/2013	BRF SA-ADR	BUY	164,100	$22.3725
11/27/2013	BRF SA-ADR	BUY	102,200	$21.8791
11/29/2013	BRF SA-ADR	BUY	97,563	$21.9649
11/29/2013	BRF SA-ADR	BUY	64,600	$22.1615
12/03/2013	BRF SA-ADR	BUY	24,471	$21.3559
12/11/2013	BRF SA-ADR	BUY	123,048	$21.4346
12/11/2013	BRF SA-ADR	BUY	19,592	$21.4872
12/27/2013	BRF SA-ADR	BUY	106,200	$20.5741
12/30/2013	BRF SA-ADR	BUY	80,200	$20.9013
01/02/2014	BRF SA-ADR	BUY	72,477	$20.3871
01/16/2014	BRF SA-ADR	SELL	- 3,077	$18.4614
01/17/2014	BRF SA-ADR	SELL	- 3,449	$18.42372
01/22/2014	BRF SA-ADR	SELL	-4,139	$18.206
01/22/2014	BRF SA-ADR	BUY	85,600	$18.2436

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
11/27/2013	BRF SA	BUY	11,400	R$50.85
01/03/2014	BRF SA	BUY	122,428	R$48.26821
01/13/2014	BRF SA	BUY	133,913	R$44.499148